Exhibit 5

[Faegre Drinker Biddle & Reath LLP Letterhead]

November 21, 2024

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

Ladies and Gentlemen:

You have acted as counsel to General Mills, Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of its $750,000,000 aggregate principal amount of its 4.875% Notes due 2030 (the “2030 Notes”) and its $750,000,000 aggregate principal amount of its 5.250% Notes due 2035 (the “2035 Notes,” together with the 2030 Notes, the “Notes”) pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-283277) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and the Prospectus Supplement dated November 18, 2024 to the Prospectus dated November 15, 2024 (together, the “Prospectus”) relating to the offer and sale of the Notes by the Company under the Registration Statement. As such counsel, you are furnishing an opinion in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act. In connection with such opinion, you have asked us to opine with respect to certain matters under New York law.

The Notes are to be issued under an indenture dated as of February 1, 1996, as amended (the “Indenture”) between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association, formerly known as First Trust of Illinois, National Association), as trustee (the “Trustee”) and pursuant to an Officers’ Certificate and Authentication Order dated as of the date hereof, delivered by the Company to the Trustee pursuant to Sections 102 and 303 of the Indenture (the “Officers’ Certificate”), and sold pursuant to the Underwriting Agreement dated November 18, 2024 (the “Underwriting Agreement”) by and among the Company and the Underwriters named therein (the “Underwriters”). The Indenture, the Underwriting Agreement, the Officer’s Certificate and the Notes are sometimes referred to herein collectively as the “Transaction Documents.”

We have examined the Registration Statement, the Prospectus, the Transaction Documents, and such other documents, records and instruments as we have deemed necessary or appropriate for the purposes of the opinions set forth herein.

Based upon and subject to the foregoing and the qualifications set forth in Annex I attached hereto, we are of the opinion that the Notes are valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, voidable transactions, fraudulent conveyance, fraudulent transfer, reorganization, moratorium, assignment for the benefit of creditors and similar laws relating to or affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether considered in a proceeding in equity or at law).

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement filed with the Commission and the reference to our firm under the caption “Validity of Securities” contained in the Prospectus. In giving such consent, we do not imply or admit that we are “experts” within the meaning of the Act or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Faegre Drinker Biddle & Reath LLP

Annex I

In rendering the accompanying opinion letter, we wish to advise you of the following additional qualifications to which such opinion letter is subject:

(a) We have relied, as to certain relevant facts, upon representations made by the Company in the Transaction Documents, the assumptions set forth herein, and upon certificates of, and information provided by, officers and employees of the Company reasonably believed by us to be appropriate sources of information, as to the accuracy of such factual matters, in each case without independent verification thereof or other investigation.

(b) Our opinion letter is limited to the laws of the State of New York (the “Covered Laws”), and we express no opinion as to the effect on the matters covered by our opinions of any other law. Furthermore, in rendering opinions as to the Covered Laws, we have only considered the applicability of statutes, rules, regulations and judicial decisions that a lawyer practicing in such jurisdiction (the “Opining Jurisdictions”) exercising customary professional diligence would reasonably recognize as being directly applicable to the Company or the transactions contemplated by the Transaction Documents.

(c) We express no opinion as to whether, or to the extent of which, the laws of any particular jurisdiction apply to the subject matter hereof, including without limitation the enforceability of the governing law provision contained in the Transaction Documents, except to the extent such provision would be enforceable based on Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(d) We have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question and to carry out their role in the transaction; (ii) each Transaction Document has been duly authorized, executed and delivered by each party thereto (other than the Company); (iii) each party (other than the Company) having rights under any of the Transaction Documents has satisfied those legal requirements that are applicable to it to the extent necessary to make the Transaction Documents enforceable against it and has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Transaction Documents against it and the other parties; (iv) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document, including electronic signatures, are genuine; (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Covered Laws, are publicly available to lawyers practicing in the Opining Jurisdictions; (vii) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (viii) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of any of the Transaction Documents; and (ix) the conduct of the parties to the Transaction Documents has complied with any requirement of good faith, fair dealing and conscionability.

(e) We express no opinion as to the enforceability or effect in any Transaction Document of (i) any usury or fraudulent transfer, voidable transactions or fraudulent conveyance “savings” provision; (ii) any agreement to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction or subject matter jurisdiction), any provision restricting access to courts (including without limitation agreements to arbitrate disputes), any waivers of the right to jury trial, any waivers of service of process requirements that would otherwise be applicable, any provisions relating to evidentiary standards, any agreement that a judgment rendered by a court in one jurisdiction may be enforced in another jurisdiction, or any provision otherwise affecting the jurisdiction or venue of courts; (iii) any provision waiving or otherwise modifying legal, statutory or equitable defenses or other procedural, judicial or substantive rights; (iv) any provision that authorizes one party to act as attorney-in-fact for another party; or (v) any provision that provides for set-off or similar rights.

(f) The opinions herein expressed are limited to the specific issues addressed and to facts and laws existing on the date hereof. In rendering these opinions, we do not undertake to advise you with respect to any other matter or of any change in such laws, or in the interpretation thereof, or of any change in such facts which may occur after the date hereof.

(g) Without limiting any other qualifications set forth herein, the opinions expressed in the accompanying opinion letter are subject to the effect of generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of or contribution to a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct or to the extent such provisions are contrary to public policy; (iv) limit the enforcement of provisions of a contract that purport to require the waiver of the obligation of good faith, fair dealing, diligence and reasonableness; (v) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (vi) govern and afford judicial discretion regarding determination of damages and entitlement to attorneys’ fees and other costs; (vii) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (viii) may limit the enforceability of provisions imposing premiums or liquidated damages to the extent such provisions constitute, or are deemed to constitute, a penalty or forfeiture and provisions imposing increased interest rates upon default, or providing for the compounding of interest or the payment of interest on interest; (ix) may limit the amount payable under the Notes upon an acceleration to the extent that a portion of the amount so payable is considered by a court to be unearned interest; (x) may require mitigation of damages; (xi) provide a time limitation after which rights may not be enforced (i.e., statutes of limitation); (xii) may require that a claim with respect to any debt securities that are payable other than in U.S. dollars (or a foreign currency judgment in respect of such claim) be converted into U.S. dollars at a rate of exchange prevailing on a date determined pursuant to applicable law; and (xiii) may limit, delay or prohibit the making of payments outside the United States.

(h) The opinions expressed herein do not address any of the following legal issues: (i) state securities and Blue Sky laws and regulations; (ii) state tax laws and regulations; (iii) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (iv) voidable transactions, fraudulent transfer and fraudulent conveyance laws; and (v) compliance with fiduciary duty and conflict-of-interest requirements.